October 18th, 2012

Esperanza Resources Corp.
Suite 1400, 400 Burrard Street
Vancouver, British Columbia,
CANADA, V6C 3A6

DMT Geosciences Ltd.
Suite 415, 708-11th Avenue S.W.,
Calgary, Alberta,
CANADA, T2R 0E4

Direct: +1.403.781.2155
Mobile: +1.403.397.8349
General: +1.403.264.9496
Fax: +1.403.263.7641
Email: Keith.McCandlish@dmtgeosciences.ca

www.dmtgeosciences.ca

Dear Sirs:

(a) I, Keith McCandlish, P.Geol., P.Geo., am the Managing Director of DMT Geosciences Ltd. of Suite #415, 708-11th Avenue S.W., Calgary, Alberta, CANADA, T2R 0E4.

(b) I am the Project Technical Director and a co-author of the technical report entitled:

Cerro Jumil Project, 2012 Mineral Resource Estimate

with an effective date of September 10th, 2012 and an issue date of October 26th, 2012, prepared for:

Esperanza Resources Corp.
Suite 1400, 400 Burrard Street,
Vancouver, British Columbia,
CANADA, V6C 3A6

(c) I am a registered Professional Geologist (P.Geol.) with the Association of Professional Engineers and Geoscientists of Alberta (APEGA-Member Number 45717) and am Licensed as a Professional Geoscientist (P.Geo.) by the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC-Licensee Number 31222) and the Northwest Territories Association of Professional Engineers and Geoscientists (NAPEG-Registration Number L2528).

I have thirty years of geological and engineering experience in minerals, oil sands/heavy oil, precious stones, coal and industrial minerals. I have worked on the exploration, development and assessment of metasomatic gold-silver, tungsten and magnetite skarns associated with porphyry projects across the world with relevant experience in Canada, Chile, Mexico, Philippines, Portugal, Peru, Spain, and the United States. Typical projects include the following:

- Due diligence evaluation and owner's technical representative at the Panasquiera Mine near Covilhã, Castelo Branco, Portugal.
- Tyler Resources Inc. Bahuerachi copper porphyry (and associated magnetite skarns) project in Chihuahua State, Mexico,

- Navan Resources Chelopech copper-gold and Almagrera copper-zinc underground mines in Bulgaria and Spain, respectively,
- Copper Fox Metals Inc. Schaft Creek copper porphyry project in northwestern British Columbia,
- Carmen Copper Corporation copper porphyry project on Cebu Island in the Philippines,
- Copper bearing hydrothermal breccias of the Cabeza de Vaca Deposit, Copiapo, Chile,
- Marcobre iron-oxide copper gold (IOCG) deposit in San Juan de Marcona, Peru,

(d) I have read the definition of "Qualified Person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a Professional Association(s) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

(e) My most recent personal inspection of the property which is the subject of this report occurred from October 3rd, 2012 to October 5th, 2012.

(f) I am responsible for all aspects of the technical report.

(g) I am independent of the Company as described in Section 1.5 of National Instrument 43-101.

(h) I have read the Canadian Securities Administrator's National Instrument 43-101 (including the most recent CSA Staff Notice dated August 16th, 2012) and the technical report has been prepared in compliance with this instrument.

(i) At the effective date of the report, September 10th, 2012, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 26th day of October, 2012 at Calgary Alberta, Canada.

Keith McCandlish, P.Geol., P.Geo.